UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________

FORM SD

SPECIALIZED DISCLOSURE REPORT

PULSE ELECTRONICS CORPORATION
(Exact name of registrant as specified in its charter)

Pennsylvania	001-05375	23-1292472
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

12220 World Trade Drive San Diego, CA (Address of principal executive offices)	92128 (Zip Code)

Dorothy Deng (858) 674-8100
(Name and telephone number, including area code of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Mineral Disclosure.

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report

A Conflict Minerals Report is provided as Exhibit 1.01 to this Specialized Disclosure Report and is available at the following Internet address: www.pulseelectronics.com.

Section 2 - Exhibits

Item 2.01 Exhibit

Exhibit 1.02- Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PULSE ELECTRONICS COPRORATION

By:	/s/ Michael C. Bond
Michael C. Bond
Senior Vice President and Chief Financial Officer

Date: June 2, 2014

EXHIBIT INDEX

Exhibit Number	Description

1.02	Conflict Minerals Report for the year ended December 31, 2013.